

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2013

<u>Via E-mail</u>
Mr. John D. Chandler
Chief Financial Officer
Magellan Midstream Partners, L.P.
One Williams Center, P.O. Box 22186
Tulsa, Oklahoma 74121-2186

>   **Re: Magellan Midstream Partners, L.P.**
>   **Form 10-K for the Fiscal Year ended December 31, 2012**
>   **Filed February 22, 2013**
>   **Response Letter dated August 27, 2013**
>   **File No. 1-16335**

Dear Mr. Chandler:

We have reviewed your filing and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year ended December 31, 2012</u>

<u>General</u>

1.   We understand that you would prefer to limit compliance with our prior comments to future filings and will consider your request.

<u>Management's Discussion and Analysis, page 35</u>

<u>Non-GAAP Measures, page 43</u>

2.   We note your response to prior comment one, explaining that your derivative related adjustments are intended to align the value of your NYMEX future contracts with the "physical value" of your product when it is purchased or sold, "...as if those commodity

derivatives had qualified for hedge accounting treatment." However, you also state that you believe it is not practical to reconcile your adjustments with the details provided in Note 6 and Note 12 to your financial statements. Please address the following points.

(a)   Explain why these adjustments would not equate with the periodic change you report for all derivative assets and liabilities net of the adjustments in equity pertaining to your accounting for hedges; and would not also equate with the amounts you report on page 79 as "Energy commodity derivatives contracts, net of derivatives deposits" which are utilized in your reconciliation of net income to operating cash flows.

(b)   Submit analyses and schedules that reconcile your "commodity-related" adjustments to the changes in the aforementioned balance sheet accounts, based on the details in Note 12 to your financial statements and the corresponding disclosures in prior year reports, also which reconciles these adjustments to the amounts you report on page 79. Please identify and explain the reasons for the variances in these comparisons.

(c)   Tell us why you describe your effort in compiling your various "commodity-related" adjustments as aligning value of future contracts with the "physical value" of products, rather than the cash flows associated with the derivative instruments on the dates of settlement.

3.   We understand from your response to prior comment one that you do not utilize options in your economic hedging program and have therefore not incurred any option premiums in any period. However, you also state that all costs from your hedging program are reflected as cash outflows in your Distributable Cash Flow amounts. Please describe the nature of these costs and the circumstances under which they are incurred, quantify the amounts that have been expended and recovered each period, and explain how these are reflected in your accounting and the adjustments utilized in your non-GAAP presentation.

4.   Tell us why you believe the components of the "commodity-related" adjustments that are identified as "Lower-of-cost-or-market adjustments" and "Houston-to-El Paso cost of sales adjustments" on page 43 are appropriately added to net income in computing non-GAAP measures that are presented in a historical context. Please describe your calculations in detail and clarify the extent to which these adjustments are based on hypothetical circumstances, as appear to be described in footnote (5) to your table, or derived from your historical accounting records.

5.   Given your disclosure stating that you utilize your non-GAAP measure of Distributable Cash Flow "...to determine the amount of cash that our operations generated that is available for distribution to our limited partners," please explain why you have not reconciled this non-GAAP liquidity measure to operating cash flow as the most directly

comparable GAAP measure, rather than net income, to comply with Item 10(e)(1)(i)(B) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief